Exhibit (d)(18)

Amended and Restated

EXHIBIT U

to the

Investment Advisory Contract

Marshall Large-Cap Focus Fund

For all services rendered by Adviser hereunder, the above-named Portfolio of the Fund shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee calculated by applying the applicable annual rate to the average daily net assets of the Portfolio as set forth below.

Annual Rate

on the first $500 million	on the next $200 million	on the next $100 million	in excess of $800 million
0.50%	0.49%	0.45%	0.40%

The advisory fee shall accrue daily at the rate of 1/365th of the appropriate annual rate applied to the daily net assets of the Portfolio.

The advisory fee so accrued shall be paid to Adviser daily.

Effective this 4th day of August, 2010.

M&I Investment Management Corp.

By:	/s/ Timothy M. Bonin
Name: Timothy M. Bonin
Title: Vice President

Marshall Funds, Inc.

By:	/s/ John M. Blaser
Name: John M. Blaser
Title: President